Exhibit 99.14

Premium Nickel Resources Ltd. Completes Purchase of Selkirk Mine in Botswana

Toronto, Ontario--(Newsfile Corp. - August 22, 2022) - Premium Nickel Resources Ltd. (TSXV: PNRL) (formerly, North American Nickel Inc.) ("Premium Nickel" or the "Company") is pleased to announce the completion of its acquisition of the nickel, copper, cobalt, platinum-group elements ("Ni-Cu-Co-PGE") Selkirk Mine in Botswana, together with associated infrastructure and four surrounding prospecting licences formerly operated by Tati Nickel Mining Company ("TNMC"). The acquisition was completed pursuant to the Company's previously-announced asset purchase agreement with the Liquidator of TNMC (see news release dated February 14, 2022). With the acquisition now complete, ownership of the Selkirk Mine has been transferred to the Company.

The Company began comprehensive due diligence programs on the Selkirk Mine in 2020 and has since continued to verify old data and collect new data, including completion of a 'concept-level' metallurgical study. The metallurgical testing carried out at SGS Lakefield, Ontario, Canada, will help to establish the Companies re-development plan to produce separate copper and nickel-cobalt concentrates.

Keith Morrison, CEO, commented: "Completing the transfer of ownership of the Selkirk Mine concludes PNRL's announced asset purchases with the Liquidator of TNMC in Botswana. On a voluntary basis, PNRL will move forward with completing its initial NI 43-101 technical report on Selkirk and the surrounding prospecting licenses. Concurrently, we will prioritize the preparation and exploration requirements that will support our proposed redevelopment plans for new modern operations with state-of-the-art processing and tailings management facilities. The re-development plan will encompass modern best practices, using less power, less water and assuming conservative commodity prices."

The Selkirk Mine is situated 28 kilometres south-east of the town of Francistown, and 75 kilometres north of the 100% owned Selebi Mines. The Selkirk mining license covers approximately 14.6 square kilometres and the four prospecting licenses cover 126.7 square kilometres (figure 1). Production at the Selkirk Mine took place between 1989 and 2002 with Anglo American mining high grade Ni-Cu massive sulphides and producing 1 million tonnes at 2.6% Ni and 1.5% Cu. Thereafter, in 2006, LionOre Mining International Ltd. ("LionOre") published a technical report in accordance with NI 43-101, which reported a historic indicated mineral resource estimate of 6.0 Mt grading 1.06% Nickel and 0.36% Copper at a cutoff grade of 0.75% Ni. The technical report entitled "A Preliminary Assessment and Techno-Economic Analysis of the Requirements for the Establishment of a Nickel Mining & Processing Facility at the 'Selkirk Project' Situated on the Farms 73NQ and 75 NQ in NE Botswana, Mineral Properties and Prospects Held by LionOre" with an effective date of September 21, 2006 (the "Historic Selkirk MRE") was prepared for LionOre by TMP Consulting (PTY) Ltd. See "Historical Estimate". The former operator acquired Selkirk from Norilsk Nickel through a purchase agreement in October 2014. Norilsk was preparing Selkirk as an open pit operation and had completed Definitive Feasibility Studies in 2012 and 2013 (Norilsk Nickel Annual Reports). Figures may be viewed using the link provided with this news release.

PNRL intends to complete a technical report, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), to advance its understanding of the Selkirk property. The technical report is being prepared on a voluntary basis, as the Selkirk property is not a material property of the Company pursuant to NI 43-101. Following the completion of the technical report, the Company currently anticipates that a work plan will be proposed for the Selkirk Mine re-development that will include drilling to better define the existing resources and search for additional resources, develop a 3D geological and structural model, and complete additional metallurgical studies.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of NI 43-101.

Historical Estimate

The Historic Selkirk MRE, completed in 2006, is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Selkirk MRE could be indicative of the presence of mineralization on the Selkirk Mines property, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and PNRL is not treating the historical mineral estimates as current mineral resource estimate.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality Ni-Cu-Co resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (ii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iii) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (iv) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the ability of exploration results (including drilling) and past production to accurately predict mineralization; the timing and ability of the Company to prepare a technical report on the Selkirk property in accordance with NI 43-101; the ability of the Company to compile and verify historic data; and the business and prospects of the Company. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Company, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, which is filed with the Canadian securities commissions and available electronically under the Company's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the filing statement of the Company dated July 22, 2022, which are available electronically on SEDAR (www.sedar.com) under the PNRL's issuer profile. The forward-looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of newinformation, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1. Selkirk Mining License

To view an enhanced version of Figure 1, please visit:
https://images.newsfilecorp.com/files/7759/134454_9a2edb0094de5b82_002full.jpg.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/134454